UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*

SUPERVALU INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

868536103
(CUSIP Number)

Symphony Investors LLC
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022
(212) 891-2100
Attention: Mark A. Neporent

with copies to:

Robert G. Minion, Esq.	Stuart D. Freedman, Esq.
Lowenstein Sandler LLP	Schulte Roth & Zabel LLP
1251 Avenue of the Americas, 17th Floor	919 Third Avenue
New York, NY 10020	New York, NY 10020
(646) 414-6930	(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 868536103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Symphony Investors LLC / I.R.S. No. 90-0928623

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[ * ]
(b)	[ * ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.		Percent of Class Represented by Amount in Row (11): *

14.		Type of Reporting Person (See Instructions): OO
* Based on the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Supervalu Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on January 25, 2013, and giving effect to 42,477,692 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company issued by the Company in connection with the transactions described in this Schedule 13D, there were 255,933,432 Common Shares outstanding as of March 21, 2013.  As of the filing date of this Schedule 13D, Symphony Investors LLC, a Delaware limited liability company (“Symphony”), held 45,990,736 Common Shares.  In addition, as of the filing date of this Schedule 13D, Kimvue Acquisition, LLC, a New York limited liability company (“Kimco”), held 8,173,362 Common Shares, which it received on March 21, 2013 as a distribution from Symphony in exchange for its interests in Symphony.  Pursuant to the Letter Agreement, dated March 21, 2013, by and between Symphony and Kimco, Symphony possesses the power to vote and the power to direct the disposition of certain securities of the Company held by Kimco.  As a result of the foregoing, as of the filing date of this Schedule 13D, Symphony may be deemed to beneficially own 54,164,098 Common Shares, or 21.2% of the Common Shares deemed issued and outstanding as of such date.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Shares”), of Supervalu Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

Item 2.   Identity and Background.

       The person filing this statement is Symphony Investors LLC, a Delaware limited liability company (“Symphony”), formed on January 7, 2013 and having its principal business address and principal office address at 875 Third Avenue, 11th Floor, New York, New York 10022.  Symphony’s principal business is to hold the securities of the Company described herein and to take all such actions and do all such things that it determines to be necessary, appropriate and/or incidental thereto. The members of Symphony’s board of managers are (i) Lisa A. Gray, (ii) Hersch M. Klaff, (iii) Ronald J. Kravit, (iv) Robert G. Miller, (v) Michael Phillips, (vi) Jay Schottenstein, and (vii) Lenard B. Tessler (each, a “Symphony Board Member”).  Each of the Symphony Board Members is a citizen of the United States.

       Lisa A. Gray has a business address at Cerberus Operations and Advisory Company, LLC, 875 Third Avenue, 11th Floor, New York, New York 10022, and serves as the General Counsel of Cerberus Operations and Advisory Company, LLC.

       Hersch M. Klaff has a business address at Klaff Realty, LP, 122 South Michigan Avenue, Suite 1000, Chicago, Illinois 60603, and is an investor in real estate and a manager of real estate oriented funds.

       Ronald J. Kravit has a business address at Cerberus Capital Management, L.P., 875 Third Avenue, 11th Floor, New York, New York 10022, and serves as a Senior Managing Director and the Head of Real Estate Investing of Cerberus Capital Management, L.P.

       Robert G. Miller has a business address at Albertson’s LLC, 250 Parkcenter Boulevard, Boise, Idaho 83706 and serves as the Chief Executive Officer of Albertson’s LLC.

       Michael Phillips has a business address at Lubert Adler Partners, L.P., The Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania 19104, and serves as a Vice President of Lubert Adler Partners, L.P.

       Jay Schottenstein has a business address at Schottenstein Stores Corporation, 4300 East Fifth Avenue, Columbus, Ohio 43219, and serves as the Chief Executive Officer of Schottenstein Stores Corporation.

       Lenard B. Tessler has a business address at Cerberus Capital Management, L.P., 875 Third Avenue, 11th Floor, New York, New York 10022, and serves as a Senior Managing Director and the Co-Head of Global Private Equity of Cerberus Capital Management, L.P.

        None of Symphony nor any of the persons listed in this Item 2 have ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which any of them was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       Pursuant to the Tender Offer Agreement, dated as of January 10, 2013, by and among, Symphony, the Company and Cerberus Capital Management, L.P., an affiliate of Symphony and a Delaware limited partnership (the “Tender Offer Agreement”), Symphony initiated a tender offer for up to 30% of the issued and outstanding Common Shares, at a purchase price of $4.00 per Common Share in cash (the “Tender Offer”).  On March 21, 2013, Symphony purchased an aggregate of 11,686,406 Common Shares for an aggregate purchase price of $46,745,624 pursuant to the Tender Offer.  In addition, on March 21, 2013, Symphony purchased 42,477,692 Common Shares directly from the Company for an aggregate purchase price of $169,910,769 pursuant to the Tender Offer Agreement.

       Pursuant to the Letter Agreement (the “Letter Agreement”), dated March 21, 2013, by and between Symphony and Kimvue Acquisition, LLC (“Kimco”), a New York limited liability company and a wholly owned subsidiary of Kimco Realty Corporation (NYSE: KIM), Symphony distributed 8,173,362 Common Shares (the “Kimco SVU Interests”) to Kimco in exchange for all of Kimco’s interests in Symphony.  Pursuant to the Letter Agreement, until March 21, 2015, Kimco (1) must vote the Kimco SVU Interests as instructed by Symphony, (2) is required to include the Kimco SVU Interests in certain sales of Common Shares being effected by Symphony and (3) may not otherwise transfer the Kimco SVU Interests (other than to affiliates of Kimco who agree to abide by the foregoing requirements), in each case, subject to certain qualifications agreed upon by Kimco and Symphony.

Item 4.   Purpose of Transaction.

       The acquisition of the securities set forth in this Schedule 13D is for investment purposes.  Except as otherwise set forth in this Schedule 13D, at present, Symphony does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

       Pursuant to the Tender Offer Agreement, Symphony has the right to designate three members of the Company’s board of directors.  Symphony has determined to designate Robert G. Miller, Mark A. Neporent and Lenard B. Tessler to serve on the Company’s board of directors.  Messrs. Miller and Tessler are members of the Company’s board of directors and it is anticipated that Mr. Neporent will become a member of the Company’s board of directors in accordance with Section 1.04(b) of the Tender Offer Agreement.

Item 5.   Interest in Securities of the Issuer.

       Based on the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, filed with the Securities and Exchange Commission on January 25, 2013, and giving effect to 42,477,692 Common Shares issued by the Company in connection with the transactions described in this Schedule 13D, there were 255,933,432 Common Shares outstanding as of March 21, 2013.  As of the filing date of this Schedule 13D, Symphony held 45,990,736 Common Shares and Kimco held 8,173,362 Common Shares.  Pursuant to the terms of the Letter Agreement, Symphony possesses the power to vote and the power to direct the disposition of the Kimco SVU Interests as of the filing date of this Schedule 13D.  As a result of the foregoing, as of the filing date of this Schedule 13D, Symphony may be deemed to beneficially own 54,164,098 Common Shares, or 21.2% of the Common Shares deemed issued and outstanding as of such date.

      Hersch Klaff may be deemed to have beneficial ownership of Common Shares through several entities in which he either has an economic interest or for which he serves as an advisor.  Mr. Klaff disclaims beneficial ownership of Common Shares with respect to any entities in which he does not have an economic interest.

      Except as otherwise set forth in this Schedule 13D, none of the natural persons set forth in Item 2 of this Schedule 13D hold any Common Shares.

      During the period commencing 60 days prior to March 21, 2013, the date of the event which required the filing of this Schedule 13D, and ending on the filing date of this Schedule 13D, except as otherwise set forth in this Schedule 13D, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Symphony, Kimco or any person set forth in Item 2 of this Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Pursuant to the Tender Offer Agreement, Symphony agreed, on behalf of itself and its affiliates, not to, acting alone or in concert with any person or group, without the prior written request of a majority of the members of the board of directors of the Company (excluding certain directors of the Company related to Symphony), (i) acquire, offer or propose to acquire or agree to acquire beneficial ownership of certain securities of the Company; (ii) directly or indirectly acquire, offer or propose to acquire (or request permission to do so) ownership of any of the assets or businesses of the Company or any subsidiary thereof or any securities issued by a subsidiary of the Company, or any rights or options to acquire such ownership (including from a third party); (iii) engage in any solicitation of proxies or consents relating to the election of directors with respect to the Company, or become a participant in any election contest seeking to elect directors not nominated by the Company’s board of directors; (iv) make, announce, disclose publicly, propose publicly or induce or attempt to induce any other person to initiate any stockholder proposal; (v) in any manner, agree, attempt, seek or propose to deposit any securities of the Company or any rights to acquire any securities of the Company in any voting trust or similar arrangement; (vi) except in certain circumstances, form or join in the formation of a group with respect to any securities of the Company; (vii) finance (or arrange financing for) any person or otherwise knowingly encourage or advise another person with respect to any of the foregoing; (viii) publicly announce any intention, plan or arrangement inconsistent with any of the foregoing; or (ix) seek or request permission to do any of the foregoing, publicly request to amend or waive any of the foregoing in any manner that would require public disclosure thereof, in each case for the time periods specifically set forth in the Tender Offer Agreement, and in each case subject to certain exceptions specifically set forth in the Tender Offer Agreement.

Pursuant to the Tender Offer Agreement, Symphony further agreed, on behalf of itself and its affiliates, not to, without the prior written consent of the Company, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or securities convertible into or exercisable or exchangeable therefor, including in any transaction that involves any equity linked or equity forward sale agreements; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any of the Common Shares, in each case for the time periods specifically set forth in the Tender Offer Agreement, and in each case subject to certain exceptions specifically set forth in the Tender Offer Agreement.

Pursuant to the Tender Offer Agreement, Symphony agreed, on behalf of itself and its affiliates, to vote or cause Common Shares to be voted  in favor of each director (other than the directors designated by Symphony) recommended by the Company's board of directors and otherwise in accordance with the recommendation of the Company's board of directors, in each case for the time periods specifically set forth in the Tender Offer Agreement, and in each case subject to certain exceptions specifically set forth in the Tender Offer Agreement.

Pursuant to a letter agreement, dated March 21, 2013, by and between the Company and Kimco (to which Symphony is a third party beneficiary) (the “SVU-Kimco Agreement”), Kimco agreed to comply with the restrictions in the Tender Offer Agreement described in the foregoing paragraphs.

Pursuant to the Letter Agreement, until March 21, 2015, Kimco (i) must vote the Kimco SVU Interests as instructed by Symphony, (ii) is required to include the Kimco SVU Interests in certain sales of Common Shares being effected by Symphony and (iii) may not otherwise transfer the Kimco SVU Interests (other than to affiliates of Kimco who agree to abide by the foregoing requirements), in each case, subject to certain qualifications agreed upon by Kimco and Symphony.

Pursuant to the Tender Offer Agreement, the Company has granted to Symphony certain registration rights with respect to the Common Shares.  Pursuant to the Letter Agreement, Symphony assigned to Kimco certain of Symphony’s rights under the Tender Offer Agreement to include the Kimco SVU Interests in certain registration statements filed with respect to the Common Shares, as more particularly set forth in the Tender Offer Agreement.

The descriptions of the Tender Offer Agreement, the Letter Agreement and the SVU-Kimco Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the complete copies of the Tender Offer Agreement, the Letter Agreement and the SVU-Kimco Agreement that are incorporated by reference into this Schedule 13D pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.

       7.1.           Tender Offer Agreement, dated as of January 10, 2013, by and among Symphony Investors LLC, Supervalu Inc. and Cerberus Capital Management, L.P., incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013.

       7.2           Letter Agreement, dated March 21, 2013, by and between Symphony Investors LLC and Kimvue Acquisition, LLC.

       7.3           Agreement, dated March 21, 2013, by and between Supervalu Inc. and Kimvue Acquisition, LLC (to which Symphony Investors LLC is a third party beneficiary).

[signature follows on the next page]

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2013

SYMPHONY INVESTORS LLC

By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Authorized Person

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 7.2

EXECUTION COPY

March 21, 2013

Symphony Investors LLC
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022
Attention:  Lenard B. Tessler
                 Mark A. Neporent, Esq.
                 Lisa A. Gray, Esq.

Re:  Kimco SVU Interests

Ladies and Gentlemen:

Reference is made to that certain (i) Tender Offer Agreement, dated as of January 10, 2013 (the “Tender Offer Agreement”) by and between Symphony Investors LLC (“Symphony”), Supervalu Inc. (the “Company”) and Cerberus Capital Management, L.P. and (ii) Amended and Restated Limited Liability Company Agreement of Symphony, dated as of the date hereof (the “LLC Agreement”), of Symphony, to which Kimvue Acquisition, LLC (“Kimco”)  is a party as a member of Symphony.  Capitalized terms used herein have the meaning given to them in the LLC Agreement unless otherwise defined.

Pursuant to Section 3.9(f) of the LLC Agreement, Kimco hereby requests that the Management Board cause Symphony to promptly distribute Kimco’s Ownership Percentage of the SVU Interests to Kimco (the SVU Interests so distributed to Kimco, and so long as they are held by Kimco or any of its Affiliates, the “Kimco SVU Interests,” and such distribution, the “Kimco Distribution”) in redemption of Kimco’s Units.  Symphony and Kimco agree to cooperate with each other to complete the Kimco Distribution as soon as practicable.  Upon completion of the Kimco Distribution, Kimco will no longer be a holder of Units or a Member of the Company.

Kimco hereby agrees, from the time of the completion of the Kimco Distribution until the expiration of the Transfer Restriction Period, (1) to cause the Kimco SVU Interests to be voted as instructed by the Management Board (so long as the Management Board is causing the SVU Interests held or formerly held by the Company over which it has the power to vote to be voted in accordance with such instructions and such instructions, to the extent relating to Kimco's obligations under Section 1.04(g) of the Tender Offer Agreement, comply with the voting requirements of Section 1.04(g) of the Tender Offer Agreement as in effect as of the date hereof), (2) to the extent permitted, to cause the Kimco SVU Interests to be included in any sale or Transfer being effected by the Management Board and/or the Company pursuant to Section 3.9(b) or 3.9(c) of the LLC Agreement as in effect as of the date hereof (provided, however, that, for purposes of Section 3.9(c) of the LLC Agreement, in calculating whether a sale has been previously consented to in writing by the Requisite Members, the holder of the Kimco SVU Interests shall be deemed to be holding its proportionate share of the outstanding Units (with such proportion determined based on the number of SVU Interests it holds compared to the number held by Symphony and other holders with rights under Section 3.9(f) of the LLC Agreement), and (3) not to Transfer Kimco SVU Interests (other than in accordance with clause (2) above or to Affiliates of Kimco who shall (x) enter into an agreement with Symphony, in a form satisfactory to the Management Board and the Company in their reasonable discretion, setting forth each of the rights and obligations set forth herein mutatis mutandis and (y) agree with the Company in writing to comply with the applicable provisions of Sections 1.04(g), 2.05 (to the extent Kimco participates in a registration under the Tender Offer Agreement that is underwritten), 2.09 and 2.10.

Kimco hereby makes to Symphony each of the representations and warranties set forth in Section 4.12 of the Tender Offer Agreement mutatis mutandis.  If requested by Symphony, Kimco hereby agrees to reasonably cooperate with Symphony in connection with Symphony’s obligations under Section 2.10(f) of the Tender Offer Agreement, including by providing such representations, warranties and certificates as may be reasonably requested by Symphony in connection therewith.

Symphony and Kimco acknowledge that the Kimco SVU Interests constitute Registrable Securities for purposes of the Tender Offer Agreement.  Symphony hereby assigns to Kimco, effective upon the Kimco Distribution, Symphony’s rights under the Tender Offer Agreement to include such Registrable Securities in any Demand Registration requested by Symphony, any Short-Form Registration, any shelf takedown or any Piggyback Registration and all related rights and obligations (including indemnification rights and obligations).  In the event Kimco shall provide Symphony with written notice (a "Shelf Registration Notice") of its desire to cause the Company to file a Shelf Registration Statement in accordance with Section 2.01(c) of the Tender Offer Agreement, Symphony shall promptly request that the Company file a Shelf Registration Statement in accordance with Section 2.01(c) of the Tender Offer Agreement, but only if (x) Symphony has the right at the time of the receipt of the Shelf Registration Notice to cause the Company to file a Shelf Registration Statement in accordance with Section 2.01(c) of the Tender Offer Agreement and (y) there is then no unexpired Shelf Registration Statement then in effect.  For the avoidance of doubt, nothing contained in this paragraph shall limit or impair the right of Symphony to otherwise request that the Company file a Shelf Registration Statement in accordance with Section 2.01(c) of the Tender Offer Agreement.   Promptly after making any request to the Company for a Demand Registration, Short-Form Registration or any shelf takedown or receiving any notice from the Company of a Piggyback Registration, Symphony shall notify Kimco in writing of such request or Piggyback Registration so that Kimco can include its Registrable Securities in such Demand Registration, Short-Form Registration, shelf takedown, or Piggyback Registration.  Symphony and Kimco shall cooperate and coordinate in good faith with respect to the inclusion of Registrable Securities in connection with any Demand Registration, Short-Form Registration, any shelf takedown or any Piggyback Registration in respect of which Kimco wishes to include Registrable Securities.  Symphony and Kimco agree that in the event that any Demand Registration, Piggyback Registration or shelf take-down involves an underwritten offering and the number of Registrable Securities sought to be included by Symphony and all other holders of Registrable Securities exceeds the number of Registrable Securities that can be sold in such offering, Kimco shall be permitted to include its pro rata share of the Registrable Securities that can be sold in such offering (with such pro rata share determined on the basis of the number of Registrable Securities then held by Kimco and its Affiliates as compared to the number of Registrable Securities held by others (including their Affiliates) seeking to include Registrable Securities in such offering).  Symphony shall not enter into any agreement inconsistent with the foregoing.

If in connection with a proposed Transfer by Kimco of any Kimco SVU Interests the Company requests an opinion of counsel in accordance with Section 2.10(f) of the Tender Offer Agreement, Kimco shall not effect such Transfer, other than pursuant to an effective registration statement under the Securities Act of 1933, as amended, in a manner that would cause Symphony, in its reasonable discretion, to be unable to provide the Company with an opinion of counsel in accordance with Section 2.10(f) of the Tender Offer Agreement relating to such Transfer; provided that if reputable a U.S. counsel to Kimco is willing to provide the Company with an opinion in accordance with Section 2.10(f) of the Tender Offer Agreement relating to a Transfer of Kimco SVU Interests, Symphony shall “select” (for purposes of Section 2.10(f) of the Tender Offer Agreement) such counsel to provide such opinion to the Company relating to such Transfer, and if such opinion is reasonably acceptable to the Company and is provided to the Company by such counsel in connection with such Transfer, the restriction set forth in this sentence shall not apply to such Transfer of Kimco SVU Interests.

2

This letter agreement may be executed in a number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same letter agreement.  This letter agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Delaware.

The parties agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this letter agreement by equitable relief, including injunction and specific performance (including without the necessity of proving the inadequacy of money damages as a remedy).  Each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy.

Kindly acknowledge your agreement with the foregoing by executing this letter agreement where indicated on the signature pages hereto.

[Signature Page Follows]

3

Sincerely,

KIMVUE ACQUISITION, LLC

By:	Kimco Capital Corp., its sole member

By:	/s/ David Henry
Name: David Henry
Title: President, Chief Executive Officer

Acknowledged and agreed
as of the date first written above:
SYMPHONY INVESTORS LLC

By:	CERBERUS CAPITAL MANAGEMENT, L.P.,
its Managing Member

By:	CRAIG COURT GP, LLC,
its General Partner

By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Senior Managing Director

[Signature Page to Letter Agreement]

Exhibit 7.3
EXECUTION COPY
March 21, 2013

Supervalu Inc.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344
With a copy to

Symphony Investors LLC
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022
Attention:  Lenard B. Tessler
                 Mark A. Neporent, Esq.
                 Lisa A. Gray, Esq.

Ladies and Gentlemen:

Reference is made to that certain Tender Offer Agreement, dated as of January 10, 2013 (the “Tender Offer Agreement”) by and between Symphony Investors LLC (“Symphony”), Supervalu Inc. (the “Company”) and Cerberus Capital Management, L.P. Capitalized terms used herein have the meaning given to them in the Tender Offer Agreement unless otherwise defined in this letter agreement.

Please be advised that, in accordance with Section 2.10(d)(i) of the Tender Offer Agreement, Symphony will be transferring (the “Transfer”) to Kimvue Acquisition, LLC (“Kimco”), one of the Equity Investors, 8,173,362 shares of Company Common Stock acquired by Symphony pursuant to the Offer (such shares, the “Transferred Shares”).

Kimco hereby agrees to be bound by the terms of Sections 1.04(g), 2.05 (to the extent Kimco participates in a registration under the Tender Offer Agreement that is underwritten), 2.09 and 2.10 of the Tender Offer Agreement applicable to Equity Investors as in effect as of the date hereof for the period during which such requirements remain in effect in accordance with the terms thereof and acknowledges that it shall be deemed a Restricted Offeror Person thereunder.

The Company hereby acknowledges that the Transferred Shares constitute Registrable Securities and, in connection with the transfer to Kimco of the Transferred Shares, Symphony is assigning to Kimco certain registration rights under the Tender Offer Agreement, as reflected in the letter agreement, dated as of the date hereof (a copy of which is attached hereto as Annex A), between Kimco and Symphony (“Kimco-Symphony Letter Agreement”).

Kimco hereby agrees that Symphony shall be an express third-party beneficiary of this letter agreement.

Kimco and the Company agree that the provisions of Sections 7.04, 7.05, 7.10 and 7.11 of the Tender Offer Agreement as in effect as of the date hereof shall apply to this letter agreement and to Symphony's third-party beneficiary rights hereunder.  Kimco’s agreements hereunder are solely for the benefit of the Company and Symphony and may be enforced against Kimco only by the Company and/or Symphony, and not by any other Person.

This letter agreement may be executed in a number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same letter agreement.

Kindly acknowledge your agreement with the foregoing by executing this letter agreement where indicated on the signature pages hereto.

[Signature Page Follows]

2

Sincerely,

KIMVUE ACQUISITION, LLC

By:	Kimco Capital Corp., its sole member

By:	/s/ David Henry
Name: David Henry
Title: President, Chief Executive Officer

Acknowledged and agreed
as of the date first written above:
SUPERVALU INC.

By:	/s/ Todd N. Sheldon
Name: Todd N. Sheldon
Title: Senior Vice President & General Counsel

[Signature Page to Letter Agreement]